Exhibit 99.1

ReneSola Announces ADS Ratio Change

SHANGHAI, January 30, 2017 -- ReneSola Ltd (“ReneSola” or the “Company”) (www.renesola.com) (NYSE: SOL), a leading fully-integrated solar project developer and provider of energy-efficient products, today announced a ratio change for the Company’s American Depositary Receipt (“ADR”) program. As a result, the number of the Company’s shares represented by each American Depositary Share (“ADS”) will be changed from two (2) shares to ten (10) shares (the “Ratio Change”). The ADR effective date of the Ratio Change is expected to be February 10, 2017.

To effect this Ratio Change, ADS holders will be required to exchange their existing ADSs for new ADSs on the basis of one (1) new ADS for every five (5) existing ADSs surrendered. No fractional ADSs will be issued. Instead, the Company’s depositary, The Bank of New York Mellon (the “Depositary”), will aggregate fractional ADSs and attempt to sell such ADSs in order to distribute any cash-in-lieu proceeds, net any fees, to ADS holders. Further notice will be provided by the Depositary.

For ReneSola’s ADS holders, this Ratio Change will have the same effect as a one-for-five reverse split. No new shares will be issued in connection with the Ratio Change and ReneSola’s ADSs will continue to be traded on the New York Stock Exchange under the symbol “SOL.”

The Ratio Change will affect all ADS holders uniformly. The Ratio Change will not reduce any ADS holder’s percentage ownership interest in the Company, except for minor adjustments that may result from the treatment of fractional ADSs. Proportionate voting rights and other rights and preferences of the ADS holders will not be reduced by the ratio change (subject to the treatment of fractional ADSs).

The Ratio Change is aimed to bring the price of the ADSs into compliance with the continued listing standards of New York Stock Exchange, which requires an average closing price of the Company’s ADSs of not less than $1.00 per ADS over a consecutive 30-trading-day period. As a result of this Ratio Change, the ADS price is expected to automatically increase proportionally, although the Company can give no assurance that the post-change ADS price will be equal to or greater than the pre-change ADS price multiplied by five (5).

About ReneSola

Founded in 2005, and listed on the New York Stock Exchange in 2008, ReneSola (NYSE: SOL) is an international leading brand and technology provider of energy efficient products. Leveraging its global presence and expansive distribution and sales network, ReneSola is well positioned to provide its highest quality green energy products and on-time services for EPC, installers, and green energy projects around the world. For more information, please visit www.renesola.com.

Safe Harbor Statement

This press release contains statements that constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when the Company describes what it “believes,” “plans,” “expects” or “anticipates” will occur, what “will” or “could” happen, and other similar statements), you must remember that the Company’s expectations may not be correct, even though it believes that they are reasonable. The Company does not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company undertakes no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though the Company’s situation may change in the future.

For investor and media inquiries for ReneSola, please contact:

In China:

ReneSola Ltd

Ms. Rebecca Shen

+86 (21) 6280-9180 x106

ir@renesola.com

The Blueshirt Group Asia

Mr. Gary Dvorchak, CFA

+86 (138) 1079-1480

gary@blueshirtgroup.com

In the United States:

The Blueshirt Group

Mr. Ralph Fong

+1 (415) 489-2195

ralph@blueshirtgroup.com

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